================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            SIMULATION SCIENCES INC.
                           (NAME OF SUBJECT COMPANY)

                            SIMULATION SCIENCES INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  829213 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               CHARLES R. HARRIS
                            CHIEF EXECUTIVE OFFICER
                         601 VALENCIA AVENUE, SUITE 100
                             BREA, CALIFORNIA 92823
                                 (714) 579-0412
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                             JEFFREY D. SAPER, ESQ.
                             BARRY E. TAYLOR, ESQ.
                             MARTIN W. KORMAN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650)493-9300

================================================================================

                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by S Acquisition Corp., a Delaware corporation ("Offeror") and an indirect wholly owned subsidiary of Siebe plc, a United Kingdom public limited company ("Parent" or "Siebe"), to purchase all of the Shares (as defined below) of Simulation Sciences Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated April 21, 1998, a copy of which is filed as Exhibit 99.6 hereto (the "Offer to Purchase").

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Simulation Sciences Inc., a Delaware corporation (the "Company" or "SimSci"). The address of the principal executive office of the Company is 601 Valencia Avenue, Suite 100, Brea, California 92823. The title of the class of equity securities of the Company to which this
Schedule 14D-9 relates is the common stock of the Company, par value $.001 per share, and all associated rights, including Preferred Share Purchase Rights (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1 dated April 21, 1998 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Offeror and Siebe relating to an offer by the Offeror to purchase all outstanding Shares at $10.00 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal ("Letter of Transmittal"). The Schedule 14D-1 states that the principal executive offices of Siebe are located at Saxon House, 2-4 Victoria Street, Windsor, Berkshire SL4 1EN, United Kingdom and that the principal executive offices of Offeror are located at 1013 Centre Road, Wilmington, Delaware 19805.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 15, 1998 (the "Merger Agreement") among the Company, Siebe, the Offeror and S Sub Corp, a Delaware corporation and wholly owned subsidiary of Offeror ("Merger Sub"). A copy of the Merger Agreement is filed as Exhibit 99.7 to this Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Merger Sub will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Offeror. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior thereto shall be cancelled and extinguished and each Share (other than Shares held in the treasury of the Company, Shares held by Siebe or any subsidiary thereof, and Shares with respect to which appraisal rights are properly exercised) will, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of the Shares, be converted into the right to receive $10.00 (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) (i) Arrangements with the Company, its Executive Officers, Directors and Affiliates

     (1) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers, and affiliates are described in the Information Statement of the Company attached to this Statement as Annex A ("Information Statement"). The

Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Siebe's right (after consummation of the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is herein incorporated by reference.

     (2) The Company maintains a bonus plan for its executive officers that provides for the payment of cash awards based on the Company's financial performance at the end of each quarter and at each year-end. Bonuses are awarded under the Company's executive bonus plan based on a matrix that takes into account the Company's earnings per share, revenue and individual objectives assigned by the Board for the Chief Executive Officer and the Board or the Chief Executive Officer for the other officers, on the one hand, and the extent to which the Company's financial performance was above or below the Company's plan for the relevant period and whether individual objectives are achieved. No bonuses were paid or are owed to any executive officer based on the Company's financial performance in the quarter ended March 31, 1998. The Board of Directors has not yet determined whether and to what extent bonuses may be owed for the individual objectives. The amount of bonuses could range from $4,500 to $8,750. The Board of Directors will revise the matrix based on management recommendations for the remainder of fiscal 1998. The targeted bonus award under the executive bonus plan is 50% of base salary for the Chief Executive Officer and 30% of base salary for the remaining executive officers and the maximum bonus is 75% for the Chief Executive Officer and 45% for the remaining executive officers.

     (3) On March 2, 1998, the Board of Directors granted to Robert E. Grice, Jr., the Company's Executive Vice President, Finance and Chief Financial Officer, an option to purchase 50,000 shares of the Company's Common Stock at an exercise price of $10.25 per share.

     (4) On March 16, 1998, the Board of Directors granted to Lawrence Gozzard, the Company's Executive Vice President, Research and Development, an option to purchase 100,000 shares of the Company's Common Stock at an exercise price of $9.31 per share.

     (5) Certain of the Company's executive officers participate in the Company's Employee Stock Purchase Plan for U.S. Employees pursuant to which such officers purchase Common Stock of the Company through payroll deductions.

     (6) On April 15, 1998, the Board of Directors approved an amendment, contingent upon the purchase of the Shares by the Offeror pursuant to the Offer, to each of the 1994 Stock Option Plan, 1996 Stock Plan and the 1996 Director Option Plan to provide for the acceleration of 100% of unvested options immediately following the purchase of the Shares by the Offeror pursuant to the Offer. As amended, such stock plans will provide for full acceleration of all unvested options currently held by executive officers and directors of the Company.

     (7) On April 15, 1998, the Board of Directors approved, contingent upon the purchase of the Shares pursuant to the Offer, an amendment to the Separation Agreements (as defined in the Information Statement) (i) to extend the term of such agreements for one year, (ii) to provide that effective as of the purchase of the Shares pursuant to the Offer, the agreements will provide for a six-month employment period during which the agreements will not be terminable by the Company, except for cause, and (iii) to provide that at the end of such six-month period, the agreement may be terminated by the executive at such executive's sole discretion, and such executive shall be entitled to severance payments under the Agreement; provided that the obligation to make such severance payments shall terminate immediately if the executive officer accepts employment, directly or indirectly, with a competitor of Siebe's Foxboro business or the business of the Company.

     (ii) Arrangements with Siebe, its Executive Officers, Directors and Affiliates

CONFIDENTIALITY AGREEMENT

     In connection with the negotiation of a possible transaction, the Company and Siebe executed a Mutual Nondisclosure Agreement (the "Confidentiality Agreement"), dated April 7, 1998, a copy of which is filed as

Exhibit 99.1 hereto and is incorporated herein by reference. Among other things, the Confidentiality Agreement provides that, beginning on the date of the Confidentiality Agreement and ending twelve (12) months after the date on which Parent or the Company provides notice that it has decided not to proceed with a transaction between the parties, neither Parent nor the Company (nor their affiliates) will, without the prior written consent of the other party's Board of Directors, do any of the following (the "Standstill Provisions"): (a) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership of any of the other party's assets (other than in the ordinary course of business) or businesses or any voting securities issued by the other party, or any rights to acquire such ownership; (b) make or participate in any solicitation of proxies or consents with respect to any securities of the other party that may be entitled to vote in the election of the other party's directors, or seek to influence any person with respect to the voting of any such securities, or become a participant in an election contest with respect to the other party, or demand a copy of the other party's stock ledger, list of stockholders or other books and records, or attempt to call any meeting of the stockholders of the other party; or (c) enter into any discussions or arrangements with any third parties with respect to any of the foregoing. Those provisions shall not apply if another person (including the Company) commences a tender offer for, or publicly discloses a transaction to acquire, at least 50% of the Company's securities (the "Standstill Proviso").

     The Company waived the Standstill Provisions with respect to the Offer, Merger and the Stock Option Agreement and such restrictions shall not apply following consummation of the Offer. In addition, in the Merger Agreement, the Company has agreed that, notwithstanding the Standstill Provisions, if any third party commences an Alternative Acquisition (defined below) involving a change of control in the Company or its business then, provided the Merger Agreement has been terminated, Parent and its affiliates may propose or present any offer or offers, or take other action it deems appropriate, in response thereto.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1 filed by Offeror and Siebe with the Commission in connection with the Offer and as Exhibit 99.7 to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

     Commencement of Offer. The Merger Agreement provides for the commencement of the Offer not later than five business days after the execution of the Merger Agreement, provided that the Merger Agreement has not theretofore been terminated pursuant to its terms. Parent, Offeror and the Company are required to use all reasonable efforts to take all action as may be necessary or appropriate in order to effectuate the Offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

     Merger. The Merger Agreement provides that, as soon as practicable after expiration of the Offer and the receipt of any required approvals and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by the Delaware General Corporation Law ("DGCL"), and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, Merger Sub (or another direct or indirect Delaware subsidiary of Parent) will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation") in the Merger under the corporate name it possesses immediately prior to the Effective Time of the Merger. Notwithstanding the foregoing, the parties to the Merger Agreement have agreed that Offeror may revise the structure of the Merger (including merging the Company into Merger Sub or merging the Company with or into another direct or indirect wholly-owned subsidiary of Parent) provided that any such restructuring does not (i) cause a failure of a condition to the Offer or the Merger, (ii) adversely affect the stockholders of the Company and (iii) cause the Company to breach its representations and warranties under the Merger Agreement.

     Vote Required to Approve Merger. In the Merger Agreement, the Company has agreed, if required by the DGCL, in order to consummate the Merger, to take all action necessary in accordance with the DGCL to convene a meeting of its stockholders promptly following consummation of the Offer for the purpose of considering and approving the Merger. The Company, acting through its Board of Directors, has further agreed that if a stockholders' meeting is convened, the Board of Directors shall recommend that stockholders of the Company vote in favor of the Merger and that such recommendation shall not be withdrawn or adversely modified except by resolution of the directors who are directors of the Company on the date of the Merger Agreement (the "Continuing Directors") adopted in the exercise of applicable fiduciary duties, after consultation with counsel. In the event that proxies are to be solicited from the Company's stockholders, the Company shall, if and to the extent requested by Offeror, use its best efforts to solicit from stockholders of the Company proxies in favor of the Merger, and to take all other reasonable action necessary or, in the opinion of Offeror, helpful to secure the vote of its stockholders in favor of the Merger. At any such meeting, all of the Shares then owned by Parent, Offeror or any subsidiary of Parent, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

     Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior thereto shall be cancelled and extinguished and each Share (other than Shares held in the treasury of the Company, Shares held by Parent or any subsidiary thereof, and Shares with respect to which appraisal rights are properly exercised ("Dissenting Shares")) shall, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of the Shares, be converted into the right to receive the Offer Price upon the surrender of the certificate formerly representing such Share. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation.

     Treatment of Stock Option Plans and Stock Purchase Plans. Following the purchase of Shares pursuant to the Offer, the unvested portion of all outstanding stock options, warrants or other rights to acquire shares under the Company's 1994 Stock Option Plan, 1996 Stock Plan, 1996 Director Option Plan or any other agreement or arrangement (collectively, the "Stock Plans") shall automatically accelerate in accordance with the terms of the Stock Plans (the "Accelerated Options"). In lieu of exercising such Accelerated Options, each holder of an Accelerated Option shall, upon surrender for cancellation of the same to the Company on or before the Effective Time, be entitled to receive from the Company for each Share subject to such Accelerated Option an amount in cash equal to the excess, if any, of (a) the product of the number of Shares covered by such Accelerated Options multiplied by the Offer Price, over (b) the product of the number of Shares covered by such Accelerated Options multiplied by the per-Share exercise, purchase or conversion price payable upon exercise, purchase or conversion, subject to any required withholding taxes. Any outstanding stock options or warrants that shall not have been so exercised or surrendered for payment shall terminate at the Effective Time.

     Also in the Merger Agreement, the Company has agreed to amend its 1996 Employee Stock Purchase Plan for U.S. Employees and its 1996 Employee Stock Purchase Plan for non-U.S. employees (together, the "Employee Stock Purchase Plans") so that (a) any Shares to be purchased under the Employee Stock Purchase Plans will be purchased no later than the last trading day immediately prior to the consummation of the Offer, and (b) immediately following such purchase, each of the Employee Stock Purchase Plans will terminate.

     Except as set forth above, the Company has agreed in the Merger Agreement not to modify or accelerate the exercisability of any stock options, rights or warrants presently outstanding, or to amend, change or waive (or exempt any person from the effect of) the Rights Agreement, except in the exercise of the fiduciary duties of its Board of Directors after consultation with counsel.

     Conditions to Obligations of All Parties to the Merger. The obligations of each of the parties to effect the Merger following completion of the Offer are subject to the following conditions:

          (i) The Merger shall have been approved and adopted by the vote of the stockholders of the Company to the extent required by the DGCL;

          (ii) All waiting, review and investigation periods (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the
     "Hart-Scott-Rodino Act") shall have expired or been terminated;

          (iii) There shall have been no law, statute, rule or order, domestic or foreign, enacted or promulgated which would make consummation of the Merger illegal;

          (iv) No injunction or other order entered by a United States (state or federal) court of competent jurisdiction shall have been issued and remain in effect which would prohibit consummation of the Merger;

          (v) The Merger Agreement shall not have been terminated as provided therein (see 'Merger Agreement -- Termination," below); and

          (vi) Offeror shall have been required to purchase Shares pursuant to the Offer.

     Schedule 14D-9. In the Merger Agreement, the Company has agreed that simultaneously with, or as promptly as possible after, the commencement of the Offer, it will file with the Commission and promptly mail to its stockholders, this Schedule 14D-9 containing the recommendation of the Board of Directors that the Company's stockholders accept the Offer, tender their Shares thereunder to Offeror and, if required by applicable law, approve the Merger; provided, that such recommendation may not be withdrawn or modified except by resolution of the Board of Directors adopted in the exercise of its fiduciary duties after consultation with counsel.

     Board of Directors. The Merger Agreement provides that promptly upon the payment by Offeror or any of Parent's direct or indirect subsidiaries pursuant to the Offer for such number of Shares which represents at least a majority of the outstanding Shares, the Company shall increase the size of its Board of Directors to seven members, and Offeror shall be entitled to designate members of the Board of Directors such that Offeror, subject to the provisions of
Section 14(f) of the Exchange Act, will have a number of representatives on the Board of Directors, rounded up to the next whole number, equal to the product obtained by multiplying seven by the percentage of Shares beneficially owned by Parent and any of its subsidiaries. The Company has agreed, upon the request of Offeror, to promptly increase the size of the Board of Directors as permitted in accordance with the Certificate of Incorporation of the Company and/or use its reasonable efforts to secure the resignations of such number of directors as is necessary to enable Offeror's designees to be elected to the Board of Directors and has agreed to use its best efforts to cause Offeror's designees to be so elected. Notwithstanding the foregoing, if Offeror's designees at any time prior to the Effective Time constitute a majority of the Company's Board of Directors of the Company, then the Board of Directors shall have at least two Continuing Directors. The Company has agreed, at the request of Offeror and at its expense, to take all actions necessary to effect the foregoing, including the mailing to its stockholders of the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in form and substance reasonably satisfactory to Offeror and its counsel.

     Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer. It is currently anticipated that Parent will designate Allen M. Yurko, Dr. George W. Sarney, Roger Mann, Colin P. Bonsey and/or James C. Bays, or such other persons listed in Annex A hereto as Parent shall determine, to serve as directors of the Company following consummation of the Offer. See Annex A.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent, Offeror and Merger Sub, including, but not limited to, representations and warranties relating to the Company's organization and qualification, capitalization and authority to enter into the Merger Agreement and the Stock Option Agreement (defined below) and carry out the transactions contemplated thereby, the Company's subsidiaries, Commission filings (including financial statements), the documents supplied by the Company relating to the Offer, required consents and approvals, employee benefit plans, litigation, the material liabilities of the Company and its subsidiaries, environmental matters relating to the Company and its subsidiaries, labor matters, trademarks, patents and other intellectual property, the payment of taxes, arrangements with financial advisors, the Rights Agreement, the absence of product liability claims, related party transactions, and the absence of certain material adverse changes or events since December 31, 1997. The Company has also represented that it has taken or will take all action necessary to render Section 203 of the DGCL and the Rights Agreement inapplicable to Parent, Offeror or Merger Sub solely by virtue of the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the purchase of Shares pursuant to the Offer, the Merger or the Stock Option Agreement, and the transactions contemplated thereby or therein. The Company has also represented that the aggregate fees and expenses payable by the Company and its subsidiaries in respect of the Merger Agreement and the transactions contemplated thereby to any of its advisors will not exceed $3,000,000, as long as the transactions are consummated without any related litigation, and excluding any fees and expenses relating to certain antitrust matters.

     Parent, Offeror and Merger Sub have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Parent's, Offeror's and Merger Sub's organization and qualification, their authority to enter into the Merger Agreement and the Stock Option Agreement and consummate the Offer and the Merger, required consents and approvals, documents related to the Offer, the applicability of certain margin rules and the availability of sufficient financing to consummate the Offer.

     Conduct of Company's Business Pending Merger. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless Offeror shall otherwise have agreed in writing or as otherwise contemplated by the Merger Agreement, the Company will do the following:

          (i) carry on the business of the Company and its subsidiaries only in, and will maintain its and its subsidiaries facilities in, the ordinary course of business and consistent with past practice;

          (ii) use its reasonable efforts and shall cause its subsidiaries to use reasonable efforts, to preserve intact their respective business organizations and goodwill, keep available the services of their current officers and employees as a group and maintain satisfactory relationships with customers, suppliers, distributors and others having business dealings with them;

          (iii) as requested by Offeror and Merger Sub, confer on a regular and frequent basis with representatives of Offeror and Merger Sub to report operational matters and the general status of ongoing operations;

          (iv) not take any action which would cause, or which reasonably may be expected to cause, a failure to satisfy the conditions described under "Merger Agreement -- Certain Conditions to Offeror's Obligations"; and

          (v) notify Offeror and Merger Sub of any emergency or other change in the normal course of the Company's or any of its subsidiaries' business or in the operation of the Company's or the subsidiaries' properties and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would, individually or in the aggregate, have a material adverse effect on the business, revenues, assets, operations or financial conditions of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect") or would reasonably be expected to impair any party's ability to consummate the transaction contemplated by the Merger Agreement.

     The Company has also agreed pursuant to the Merger Agreement that, prior to the Effective Time, it will not directly or indirectly do, or permit any of its subsidiaries to do, any of the following:

          (i) issue, sell, pledge, dispose of or encumber (or permit any of its subsidiaries to issue, sell, pledge, dispose of or encumber) any shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of any capital stock of the Company or any of its subsidiaries (other than shares issuable upon exercise of the outstanding (as of the date of the Merger Agreement) options or rights under the Employee Stock Purchase Plans to acquire Shares in accordance with their terms in effect on the date of the Merger Agreement);

          (ii) amend or propose to amend the Certificate or Articles of Incorporation or By-Laws of the Company or any of its subsidiaries;

          (iii) split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Shares other than pursuant to the Rights Agreement;

          (iv) other than pursuant to the Rights Agreement (as defined below), redeem, purchase or acquire or offer to acquire (or permit any of its subsidiaries to redeem, purchase or acquire or offer to acquire) any Shares or other securities of the Company or any of its subsidiaries other than as contemplated by the Merger Agreement and other than for the repurchase by the Company, pursuant to existing agreements, of any outstanding Shares upon termination of any employment, director or consulting relationship with the Company; or

          (v) enter into or materially modify any agreement, commitment or arrangement with respect to any of the foregoing.

     Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of the subsidiaries will:

          (i) sell, pledge, lease, dispose of or encumber any material assets other than in the ordinary course of business consistent with past practice;

          (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or enterprise or material assets thereof;

          (iii) incur any indebtedness for borrowed money or issue any debt securities except for borrowings in the ordinary course of business and consistent with past practice;

          (iv) guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a subsidiary of the Company or the Company) except in the ordinary course of business consistent with past practice and in amounts immaterial to the Company;

          (v) enter into or materially modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (vi) enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors;

          (vii) in the case of employees who are not officers or directors, take any action other than in the ordinary course of business consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits in effect on the date of the Merger Agreement; or

          (viii) adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee.

     In addition, the Company has agreed that it will not (i) except as is necessary after consultation with counsel to comply with fiduciary duties of the Board of Directors of the Company, call any meeting (other than as contemplated by the Merger Agreement) of its stockholders or waive or modify any provision of, or terminate any, confidentiality or standstill agreement entered into by the Company with any person; and (ii) except as expressly contemplated in the Merger Agreement, modify or accelerate the exercisability of any stock options, rights or warrants presently outstanding, and shall not amend, change or waive (or exempt any person from the effect of) the Rights Agreement, except in the exercise of the fiduciary duties of the Company's Board of Directors or as expressly contemplated by the Merger Agreement.

     The Company has also agreed that neither it nor any of its subsidiaries will: (i) adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization; or (ii) make any material tax election or settle or compromise any material federal, state, local or foreign tax liability, except in the ordinary course of business consistent with past practice. In addition, the Merger Agreement also requires the Company to use its reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

     Non-Solicitation Obligations; Bona Fide Offers. The Company agreed in the Merger Agreement to immediately cease and terminate any existing activities, discussions or negotiations with any parties with respect to any acquisition of or sale of any equity interest in or substantial assets of the Company or any of its subsidiaries. Also, from the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement, the Company will not, directly or indirectly, through any of its affiliates, officers, directors or agents, or otherwise solicit, initiate, entertain or encourage any proposals or offers from any other person other than Parent or its affiliates (a "third party") relating to any possible acquisition of the Company or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets, or otherwise) (an "Alternative Acquisition"), or engage in any recapitalization or sale of any equity interest in or sale or assignment of substantial assets of the Company or any of its subsidiaries (other than pursuant to the exercise of options and Rights outstanding on the date of the Merger Agreement or granted afterwards with Parent's written permission) to a third party (an "Equity Transaction"), nor will the Company participate in any negotiations regarding, or furnish to any third party any information with respect to, or otherwise cooperate with, facilitate or encourage any effort or attempt by any third party to do or seek an Alternative Acquisition or Equity Transaction ("Non-Solicitation Obligations").

     However, notwithstanding the Company's Non-Solicitation Obligations, the Company may negotiate with or furnish information to a third party that provides a "Bona Fide Offer," provided that the Company first notifies the Parent in writing of its receipt of such proposal and of its material terms. A "Bona Fide Offer" means any bona fide proposal made by a third party with respect to an Alternative Acquisition on terms which the Board of Directors of the Company determines in its good faith judgment (after consultation with its outside financial advisors) to be more favorable to the Company's stockholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company (after consultation with its outside financial advisors) is highly probable of being obtained by such third party. In addition, the Company may terminate this Agreement and accept such Bona Fide Offer upon the payment to Parent of the Termination Fee (defined under "Merger Agreement -- Expenses; Termination Fee" below).

     Indemnification. Parent has agreed in the Merger Agreement to cause the Surviving Corporation to maintain, for three years from the date Parent, Offeror and Merger Sub together acquire a majority of the Shares, all rights to indemnification existing in favor of the directors, officers, employees and agents of the Company pursuant to the Company's By-Laws at or prior to the Effective Time, unless required by law. Parent has also agreed in the Merger Agreement to use its reasonable efforts to cause the Surviving Corporation to maintain in full force and effect for a period of at least three years from the Effective Time directors' and officers' liability insurance with limits of at least those currently in place containing terms and provisions comparable to the terms and provisions of the current policy maintained by the Company, for the benefit of existing and former officers, directors, employees and agents of the Company, but the Surviving Corporation shall only be liable for annual premiums of no more than 30% greater than that incurred by the Company on the date of the Merger Agreement. Parent has further agreed that, from and after the consummation of the Offer, it will fulfill and honor, and it will cause the Company to fulfill and honor, all obligations of the Company pursuant to each indemnification agreement in effect at such time between the Company and each person who is or was a director, officer, employee or agent of the Company at or prior to such time. Parent has further agreed to assume the foregoing indemnification obligations during any period of time in which the Surviving Corporation fails or is unable to perform such obligations.

     Employment Agreements. In addition, Parent has agreed that it will cause the Company or its successors to honor without modification all employment agreements and severance agreements and policies in effect prior to the date of the Merger Agreement between the Company and any employee of the Company. The Company has advised Offeror that the Company has entered into separation agreements with certain of its officers, including Charles R. Harris, its President and Chief Executive Officer, and that, in connection with the Offer, effective April 15, 1998, the Company's Board of Directors authorized an amendment to the separation agreements (i) to extend the terms of the agreements for one year, (ii) to provide (effective upon the purchase of Shares pursuant to the Offer) for a six-month employment period during which the agreements will not be terminable by the Company except for cause, and (iii) to provide that, at the end of such six-month period, each such agreement may be terminated by the employee in his or her sole discretion and such employee shall be entitled to severance payments under the agreement. Generally, such severance payments are equal to six months salary. However, if the employee has not found new employment at the end of six months, the employee may continue to receive his or her salary for additional one month periods, not to exceed an additional six months, until the employee has found new employment. Such obligation to pay severance will terminate immediately if the officer accepts employment, directly or indirectly, with a competitor of Foxboro or the Company's business.

     Amendment to Preferred Shares Rights Agreement. Pursuant to the Merger Agreement, the Company has agreed to effect an amendment to the Preferred Shares Rights Agreement dated as of August 13, 1997 (the "Rights Agreement") entered into between the Company and Harris Trust Company of California, as Rights Agent (the "Rights Agent"), to exclude Parent and its Affiliates and Associates (as such terms are defined in the Rights Agreement), including Offeror and Merger Sub, from the definition of "Acquiring Person" therein, with respect to the beneficial ownership of the Shares which Parent, Offeror or any of their respective Affiliates and Associates have obtained the right to acquire, or will acquire, as a result of the transactions contemplated by the Merger Agreement and the Stock Option Agreement. Such amendment has been effected by the execution of a formal amendment to the Rights Agreement on April 17, 1998 (the "Rights Amendment") by the Company and the Rights Agent, and the filing with the Commission, (and the effectiveness) of an amendment to the Company's Registration Statement on Form 8-A on April 21, 1998 with respect to such Rights Amendment. The Rights Amendment ensures that neither Parent, Offeror nor any of their respective Affiliates and Associates will be considered an "Acquiring Person" under the Rights Agreement, and prevents the occurrence of a "Distribution Date," a "Shares Acquisition Date" or a "Triggering Event" (each as defined therein) as a result of Offeror's acquisition of Shares upon consummation of the Offer, or Parent's or Offeror's acquisition of Shares, or rights to acquire same, in connection with the Merger or otherwise pursuant to the Merger Agreement or Stock Option Agreement or any of the transactions contemplated thereby.

     Consents and Amendments. In the Merger Agreement, the Company has agreed to use its commercially reasonable efforts to obtain, without the payment of any fee or compensation, certain consents to the Offer, the Merger, and the transactions contemplated by the Merger Agreement. Also, the Company has agreed to use its best efforts to amend the Software License Agreement (the "Shell License Agreement") dated September 15, 1997 by and between the Company and Shell Oil Products Company, with Shell acting for itself and Shell Oil Company (collectively "Shell"), on terms reasonably satisfactory to Parent.

     Termination of Merger Agreement. The Merger Agreement provides grounds for which it may be terminated at any time prior to the Effective Time, but only if no Shares have been purchased pursuant to the Offer. The Merger Agreement may be so terminated:

          (a) by mutual consent of the Boards of Directors of Parent and the Company;

          (b) by either Offeror or the Company if the Offer shall not have been consummated on or before October 31, 1998; provided, however, that a party shall not be entitled to terminate the Merger Agreement pursuant to such provision if such party is in material breach of its obligations under the Merger Agreement;

          (c) by Offeror if (i) the Company or any of its subsidiaries authorizes, recommends or proposes, or has announced such an intention, or has entered into an agreement with respect to, any Alternative Acquisition or Equity Transaction, or the Company's board of directors withdraws or adversely modifies its favorable recommendations with respect to the Offer and the Merger, or any corporation, entity, "group" or "person" (as defined in the Exchange Act) other than Parent, Offeror or the Merger Sub, acquires beneficial ownership of more than 50% of the outstanding Shares, or (ii) the Rights Amendment is not adopted by April 20, 1998 or does not remain in full force and effect thereafter;

          (d) by Offeror upon any failure of any of the conditions to the Offer set forth in Section 15 below; provided that if any and all such conditions are and continue to be reasonably probable of being satisfied by the 30th business day after commencement of the Offer, Offeror shall not terminate the Merger Agreement as a result of such failures until such 30th business day;

          (e) by the Company if (i) the Offer has not commenced substantially in accordance with its terms, or (ii) the Offer expires or is terminated without any Shares having been purchased, or (iii) if a tender offer for Shares is commenced by a person or entity, or the Company receives an offer with respect to a merger, sale of assets or other business combination with a person, any of which the Board of Directors determines, in the exercise of its fiduciary duties and subject to its duties under the Merger Agreement with respect to Bona Fide Offers, makes necessary or advisable the termination of the Merger Agreement, or (iv) there has been a material breach or failure to perform in any material respect by Parent, Offeror or Merger Sub of any representation, warranty, covenant or other agreement contained in the Merger Agreement which cannot be or has not been cured within 30 days after the giving of written notice to such breaching party; or

          (f) by Offeror if any governmental entity shall have issued an order, decree or ruling or taken other action (in each case which is final and nonappealable) permanently enjoining, restraining or otherwise prohibiting acceptance or payment for Shares pursuant to the Offer or the Merger.

     If the Merger Agreement is so terminated (a) the Merger Agreement will become void and there will be no liability or further obligation on the part of Parent, Offeror, Merger Sub or the Company or their respective stockholders, officers or directors, except for expense reimbursement or payment of the Termination Fee (discussed below), confidentiality obligations, and the standstill obligations of the parties and (b) Offeror and Merger Sub shall terminate the Offer, if still pending, without purchasing any Shares thereunder and will not, subject to the Standstill Proviso of the of the Confidentiality Agreement (see "Identity and Background -- Confidentiality Agreement" above), for a period of two years following termination, commence a tender or exchange offer for any capital stock of the Company without prior written consent of the Company.

     Expenses; Termination Fee. The Merger Agreement provides that the Company will pay Parent, upon demand, $7,250,000 (the "Termination Fee"), to compensate Parent, Offeror and Merger Sub for taking actions to consummate the Merger Agreement, to reimburse them for the time and expense relating thereto and for other direct or indirect costs in connection with the transactions contemplated by the Merger Agreement, if the Merger Agreement is terminated for any of the following reasons and upon the conditions set forth in the Merger Agreement:

          (A) the Company's acceptance of a Bona Fide Offer (see "Merger Agreement -- Non-Solicitation Obligations; Bona Fide Offers," above);

          (B) the determination by the Company's Board of Directors that such termination is necessary or advisable given the commencement of a third-party tender offer for the Shares or the receipt by the Company of an offer with respect to a business combination transaction;

          (C) the Company's pursuit of any Alternative Acquisition or Equity Transaction, the withdrawal or adverse modification of the favorable recommendations of the Company's Board of Directors with respect to the Offer and the Merger, a third-party acquisition of beneficial ownership of more than 50% of the outstanding Shares, or the failure to adopt the Rights Amendment by April 20, 1998 or to maintain the Rights Amendment in full force and effect thereafter; or

          (D) any reason other than a material breach of the Merger Agreement by Parent, Offeror or Merger Sub if within four months thereafter either (x) a definitive agreement is entered into between the Company and any third party for the acquisition or disposition of a material amount of assets or securities of the Company, or for a merger, consolidation or other reorganization of the Company at a price equivalent to a price per Share in excess of $10.00, and such transactions are subsequently consummated at any time, or (y) any person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) other than Offeror or any affiliate of Offeror acquires or makes a public tender offer to acquire beneficial ownership of at least 50% of the outstanding Shares at a price per Share in excess of $10.00, and such transactions are consummated at any time.

     If the Company fails to pay the Termination Fee promptly when due, the Company has agreed to pay to Parent all reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees and expenses) incurred by Parent in connection with the collection of the Termination Fee, together with interest from the date the Termination Fee was due until such time as payment is received by Parent at the lesser of 10% per annum or the maximum rate permitted by law (the "Interest Rate").

     The Merger Agreement further provides that, in addition to any damages caused by conduct that constitutes a breach under the Merger Agreement by either Parent, Offeror and Merger Sub, on the one hand, and the Company, on the other hand, the breaching party, jointly and severally, will pay to the nonbreaching party all reasonable out-of-pocket costs and expenses it incurs in connection with its enforcement of its rights under the Merger Agreement, together with interest from the date such damages are incurred until such time as payment is received by the nonbreaching party at the Interest Rate.

     Consent of Continuing Directors to Termination, Modification, Amendment or Waiver. Notwithstanding anything in the Merger Agreement to the contrary, the affirmative vote of a majority of the Continuing Directors will be required to terminate, amend, modify or waive any provision of the Merger Agreement on behalf of the Company, or to approve any other action by the Company with respect to the Offer or the other transactions contemplated by the Merger Agreement, or the Certificate of Incorporation or By-Laws of the Company which adversely affects the interests of the stockholders of the Company (other than Parent, Offeror or Merger Sub) with respect to such transactions.

THE STOCK OPTION AGREEMENT

     Grant of Stock Option. Parent and the Company have entered into a Stock Option Agreement, dated as of April 15, 1998 (the "Stock Option Agreement"), pursuant to which the Company granted to Parent an option (the "Stock Option") to purchase authorized and unissued shares of common stock of the Company ("Option Shares") in an aggregate amount of up to 15% of the Company's issued and outstanding shares on the date of the Stock Option Agreement, at a price per share equal to $10.00, payable in cash. The type and number of Option Shares and the option exercise price will be adjusted to reflect any stock dividends, split-ups, recapitalizations or the like. Further, if the Company enters into a merger with another company in which the Company's shares of common stock are converted into the right to receive cash, securities or other property, then the Company will ensure that the Stock Option becomes an option to acquire the cash, securities or other property that Parent would have received in such merger if it had exercised the Stock Option immediately prior to such merger. The Company has also agreed that, if at the time of issuance of any Option Shares, the Company shall have issued any share purchase rights or similar securities to holders of any class of the Company's common stock, then, subject to the terms and conditions of any plan governing such rights or securities, each such Option Share shall also represent rights that are substantially similar and at least as favorable to Parent. The Stock Option may only be transferred to a direct or indirect wholly owned subsidiary of Parent who agrees to be bound by the terms of the Option Agreement.

     Exercise of Stock Option. The Stock Option will be triggered upon a "Purchase Event," meaning the termination of the Merger Agreement in connection with (A) the Company's acceptance of a Bona Fide Offer (see "Merger
Agreement -- Non-Solicitation Obligations; Bona Fide Offers," above), (B) the determination by the Company's Board of Directors that such termination is necessary or advisable given the commencement of a third-party tender offer for the Shares of offer with respect to a business combination (see "Termination of Merger Agreement," clause (e)(iii), above), or (C) the Company's pursuit of any Alternative Acquisition or Equity Transaction, the withdrawal or adverse modification of the favorable recommendations of the Company's Board of Directors with respect to the Offer and the Merger, a third-party acquisition of beneficial ownership of more than 50% of the outstanding Shares, or the failure to adopt the Rights Amendment by April 20, 1998 or to maintain the Rights Amendment in full force and effect thereafter

(see "Termination of Merger Agreement," clause (c), above). Upon the occurrence of a Purchase Event, Parent may exercise the Stock Option, in whole or in part, during the period (the "Option Exercise Period") commencing on the Purchase Event and terminating 180 days thereafter (the "Termination Date"), with such period to be adjusted if any injunction, order or similar court restraint delays the exercise of the Stock Option. The related closing will generally take place on a date specified by Parent that is within 2 business days and 60 calendar days after the date that Parent provides written notice of exercise of the Stock Option (the "Notice Date"), subject to adjustment if the closing is delayed by any applicable law or because prior notification to or approval of any governmental authority is required.

     Repurchase of Stock Option and Option Shares. If Parent notifies the Company of its intention to exercise a portion of the Stock Option, but the related closing has not occurred, then the Company may, by providing written notice to Parent not less than two business days prior to the date scheduled for such closing, elect to repurchase the Stock Option in its entirety from Parent together with all Option Shares previously purchased by Parent as to which Parent then has beneficial ownership (as used in Rule 13d-3 under the Exchange
Act). The repurchase will take place within three business days of such election. The repurchase price will equal the sum of the following: (i) with respect to the unexercised portion of the Stock Option, the difference between
(A) the "Market/Tender Offer Price" (defined below) for shares of the Company's common stock and (B) the option exercise price of $10.00 (subject to adjustment as provided above), multiplied by the number of Option Shares subject to the unexercised portion of the Stock Option, but only if such Market/Tender Offer Price is greater than such exercise price; and (ii) with respect to Option Shares, the greater of the Market/Tender Offer Price and the purchase price paid for any Option Shares acquired upon exercise of any portion of the Stock Option, multiplied by the number of Option Shares so acquired. "Market/Tender Offer Price" means the higher of (x) the highest price per share at which a tender or exchange offer has been made and not withdrawn for shares of the Company's common stock during the Option Exercise Period or (y) the highest closing price per such share as reported by the Nasdaq National Market for any day within the period beginning on the Notice Date and preceding the date the Company gives notice of its election to repurchase.

     Limitation on Total Profit. If Parent (or any of its affiliates) sells any of the Option Shares or any rights therein, Parent may keep the proceeds of such sale until the proceeds exceed by more than $14,250,000 the aggregate purchase price paid for such Option Shares (the "Profit Limitation"). Any proceeds in excess of the Profit Limitation (whether in cash or in kind, valued at fair market) will be paid to the Company. The Profit Limitation applies to all sales and dispositions by Parent and its affiliates, including a sale to the Company pursuant to its repurchase rights.

     Termination. The Stock Option Agreement will terminate, but only if a Purchase Event has not occurred, on (i) the date on which Offeror purchases all Shares tendered in the Offer and not withdrawn pursuant to the Offer, or (ii) the termination of the Merger Agreement pursuant to its terms (unless terminated by the occurrence of a Purchase Event).

     Registration Rights; Listing. The Company has granted to the holders and beneficial owners of the Option Shares certain registration rights that may be exercised at any time after the closing of a sale of Option Shares. Registration will be at the Company's expense except for underwriting commissions and the fees and disbursements of counsel to such holders and beneficial owners. Upon receiving any request to exercise such registration rights, the Company will send a copy thereof to any other person known to the Company to be entitled to such registration rights. In no event will the Company be required to effect more than one registration pursuant to such rights. Also, if the Option Shares are then listed on any national securities exchange, the Company, upon the request of Parent, will promptly file an application to list the Option Shares on all such exchanges and will use its best efforts to obtain approval of such listings as soon as practicable.

     Representations and Warranties; Covenants. Under the Stock Option Agreement, the Company made customary representations and warranties to Parent, including with respect to the Company's authority to enter into and perform its obligations under the Stock Option Agreement, the due execution and delivery by the Company of the Stock Option Agreement, the Company's taking of all corporate actions necessary to authorize and reserve for issuance the Option Shares, and the valid issuance of such fully paid and nonassessable Option Shares, free and clear of all encumbrances. The Company also agreed that no provision of the Rights Agreement will be triggered solely by virtue of any ownership, exercise or purchase under the Stock Option Agreement.

     Parent has also made customary representations and warranties under the Stock Option Agreement, including with respect to Parent's authority to enter into and perform its obligations under the Stock Option Agreement, the due execution and delivery by Parent of the Stock Option Agreement, and the Parent's representation that it will not transfer or dispose of the Option Shares except in compliance with the Securities Act.

     The foregoing is a summary of certain provisions of the Merger Agreement and the Stock Option Agreement, copies of which have been filed as exhibits to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the text of such agreements.

DIVIDENDS AND DISTRIBUTIONS.

     The Merger Agreement provides that neither the Company nor any of its subsidiaries will, among other things, (a) issue, sell, pledge, dispose of or encumber (or permit any of its subsidiaries to issue, sell, pledge, dispose of or encumber) any shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of any capital stock of the Company or any of its subsidiaries (other than shares issuable upon exercise of the outstanding (as of the date of the Merger Agreement) options or rights under the Employee Stock Purchase Plans to acquire Shares in accordance with their terms in effect on the date of the Merger Agreement); (b) split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Shares other than pursuant to the Rights Agreement; or (c) other than pursuant to the Rights Agreement, redeem, purchase or acquire or offer to acquire (or permit any of its subsidiaries to redeem, purchase or acquire or offer to acquire) any Shares or other securities of the Company or any of its subsidiaries other than as contemplated by the Merger Agreement and other than for the repurchase by the Company, pursuant to existing agreements, of any outstanding Shares upon termination of any employment, director or consulting relationship with the Company. "Merger Agreement -- Conduct of Company's Business Pending Merger."

CERTAIN CONDITIONS TO OFFEROR'S OBLIGATIONS.

     In the Merger Agreement, Offeror has agreed that if all of the conditions to the Offer are not satisfied by the Expiration Date then, provided that all such conditions are reasonably probable of being satisfied by the date which is 30 business days after the commencement of the Offer, Offeror shall extend the Offer (up to such 30th business day) until such conditions are satisfied or waived. Subject to such obligation to extend the Offer, Offeror shall not be required to accept for payment, purchase or pay for any Shares tendered, or may postpone the acceptance, purchase or payment for Shares, or may amend or terminate (to the extent permitted by the Merger Agreement) the Offer, (1) if the Minimum Condition is not satisfied as of the expiration of the Offer; (2) if any applicable waiting period under the Hart-Scott-Rodino Act in respect of the Offer shall not have expired or have been terminated prior to the expiration of the Offer or (3) if, upon the Expiration Date and before acceptance of such Shares for payment, any of the following conditions exists or is continuing (each of paragraphs (a) through (g) providing a separate and independent condition to Offeror's obligations pursuant to the Offer):

          (a) there is any statute, rule, injunction or other order by any court or governmental agency or other agency or commission, domestic or foreign of competent jurisdiction (other than the routine application of waiting, review and investigation periods under the Hart-Scott-Rodino Act and similar foreign antitrust laws and published rules, and routine application of federal securities laws and published rules), (i) making the purchase of some or all of the Shares pursuant to the Offer or the Merger illegal, or resulting in a material delay in the ability of Offeror or the Merger Sub to purchase some or all of the Shares, (ii) invalidating or rendering unenforceable any material provision of the Merger Agreement, (iii) imposing material limitations on the ability of Offeror or the Merger Sub effectively to acquire or hold or to exercise full rights of ownership of the Shares acquired by it, including voting rights,

     (iv) imposing material limitations on the ability of any of Parent, Offeror, or the Company to continue to own or operate effectively all or any material portion of its respective assets as heretofore owned or operated, (v) imposing material limitations on the ability of the Offeror to continue effectively all or any material portion of the Company's business as heretofore conducted or to own or operate effectively all or any material portion of the Company's assets as heretofore operated, or
     (vi) to the effect that the Offer or the Merger is violative of any applicable law which would reasonably be expected to result in any of the consequences described in clauses (i) through (vi) above;

          (b) there is any law, statute, rule or regulation, domestic or foreign, that results or would reasonably be expected to result in any of the consequences referred to in paragraph (a) above, or any action, suit or proceeding is commenced by a governmental or regulatory authority or body seeking to restrain, enjoin or otherwise prohibit the Offer, the Merger, or the completion of the transactions contemplated by the Merger Agreement;

          (c) there is (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over the counter market in the United States or on the London Stock Exchange, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the United Kingdom,
     (iii) any limitation by any governmental authority which would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions in the United States or the United Kingdom, (iv) from the date of the Merger Agreement through the close of business on the business day immediately prior to the Expiration Date, a decline of at least 25% in the Standard & Poor's 500 Index, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (d) except as set forth in reports heretofore filed by the Company with the Commission or the disclosure schedule provided by the Company, any change occurs or is threatened since the date of the Merger Agreement which individually or in the aggregate has had or is continuing to have or would reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole;

          (e) any of the representations and warranties of the Company in the Merger Agreement are not true and correct (i) in all material respects on the date of the Merger Agreement or (ii) in all respects as if made on the Expiration Date, except in the case of clause (ii) where the aggregate of all inaccuracies would not have a Material Adverse Effect on the Company, and except for those representations and warranties that address matters only as of a particular date (which representations and warranties will be true and correct except as would not have a Material Adverse Effect on the Company as of such particular date) (for purposes of determining whether inaccurate representations and warranties would have a Material Adverse Effect on the Company, "Material Adverse Effect" and "materiality" qualifications and limitations in the representations and warranties will not be given effect); or

          (f) the Company breaches in any material respect or does not perform in all material respects each covenant and complied with each agreement to be performed and complied with by it under the merger Agreement; or

          (g) the Merger Agreement is terminated pursuant to its terms.

which, in the good faith judgment of Offeror, in any such case, and regardless of the circumstances giving rise to any such condition (except in the case any such condition is not satisfied as the direct result of a breach by Parent or Offeror of obligations under the Merger Agreement), make it inadvisable to proceed with acceptance for payment or purchase of or payment for the Shares.

     The foregoing conditions are for the sole benefit of Offeror and Parent and may be asserted by Offeror and Parent regardless of the circumstances (except in the case any such condition is not satisfied as the direct result of a breach by Parent or Offeror of obligations under the Merger Agreement) giving rise to such conditions, or may be waived (except for the Minimum Condition) by Offeror or Merger Sub in whole at any time or in part from time to time in their sole discretion. The failure by Offeror or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any determination by Offeror concerning the conditions described in this Section shall be final and binding upon all parties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to the Offeror.

     As set forth in the Offer, the Merger Agreement and the Letter of Transmittal (the "Offer Documents"), the Purchaser will purchase shares tendered prior to the close of the Offer (and not validly withdrawn) if the Conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding shares are required to approve the Merger. Accordingly, if the Conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware Law, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Offeror will be able to approve and adopt the merger Agreement and the Merger, without a vote of the Company's stockholders. Siebe, Offeror and the Company have agreed to use their best efforts to take, or cause to be taken, actions necessary, proper or advisable to consummate and make effective in the most expeditious manner possible the Merger and the transactions contemplated by the Merger Agreement. If Offeror does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

     The Offer will expire upon the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, May 18, 1998, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Offeror, shall expire. A copy of the press releases issued by the Company and Siebe on April 15, 1998 announcing the Merger and the Offer is filed as Exhibit 99.2 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     (B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

  Background of the Offer

     In October 1997, the Company's Executive Vice President of Sales, Marketing and Engineering Services, Dirk Pfeiffer, met with Mark Davidson, Director of Product Marketing of The Foxboro Company ("Foxboro"), an affiliate of Siebe, at the Company's principal executive offices in Brea, California to discuss generally, and exchange information regarding, their respective businesses, technologies and products.

     On February 13, 1998, Gary Foster, President, Software Services and Corporate Marketing of Foxboro, telephoned Mr. Harris to discuss the possibility of a strategic alliance with the Company, including a possible joint venture.

     On March 3, 1998, Mr. Harris and other representatives of the Company met with representatives of Siebe, including Bruce Robinson, President of Foxboro, in Houston, Texas. At the meeting, both companies discussed their respective businesses, products and growth strategies. The parties noted the synergies between their respective technologies and discussed the possibility of a strategic technology alliance, including the possibility of Foxboro becoming a member of the Company's group of engineering service providers.

     On March 26, 1997, Mr. Harris telephoned Mr. Robinson of Foxboro to indicate the Company's willingness to continue their discussions regarding a strategic alliance, and indicated a willingness to pursue a possible expansion of that relationship.

     On March 27, 1998, Allen Yurko, Managing Director and Chief Executive Officer of Siebe, and Mr. Harris spoke regarding a possible acquisition of the Company by Siebe and Mr. Yurko shared with Mr. Harris his views on the general structure of the transaction and the role that the Company would play in the combined entity. On March 31, 1997, Dr. George W. Sarney, President and Chief Operating Officer of the Control Systems Division of Siebe, telephoned Mr. Harris, at which time they agreed to set a date to have more in-depth discussions regarding a possible combination and to further conduct due diligence.

     On April 7, 1998, representatives of the Company, including Mr. Harris, Robert E. Grice, Jr., the Company's Executive Vice President, Finance and Chief Financial Officer, and key technical personnel, and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, the Company's financial advisor ("DRW") met with representatives of Siebe, including Dr. Sarney and Mr. Robinson, and Morgan Stanley & Co. Incorporated, Siebe's financial advisor ("Morgan Stanley"), in Orange County, California to discuss a possible acquisition of the Company by Siebe. Prior to the meeting, the parties executed the Mutual Nondisclosure Agreement. See Item 3(b)(ii) above for a description of the Mutual Nondisclosure Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference. At the meeting, the Company provided Siebe with financial information about the Company, including non-public information regarding the Company's preliminary findings with respect to its operating results for the quarter ended March 31, 1998, as well as information regarding its business, products and strategies. At the meeting, Dr. Sarney indicated Siebe's continued desire to acquire the Company and indicated that, subject to its due diligence review, including a review of the Company's revised and reduced forecast for the 1998 fiscal year, it intended to propose a cash offer for the Company on April 10, 1998. Early in the morning on April 10, 1998, the Company provided Parent with its preliminary revised and reduced forecast for the 1998 fiscal year.

     From April 8, 1998 to April 14, 1998, Siebe and its legal and financial advisors conducted legal, financial and technical due diligence of the Company. On April 9, 1998, legal counsel for Siebe sent a draft Merger Agreement and draft Option Agreement to legal counsel for the Company.

     On April 10, 1998, Morgan Stanley contacted DRW and indicated that, subject to further due diligence, including a review of the Company's revised and reduced estimates for its 1998 fiscal year, Siebe was prepared to offer $10.00 per share in cash for the Company.

     Thereafter, commencing on April 10, 1998, the Company, Siebe and their respective legal and financial advisors engaged in negotiations with respect to a possible acquisition of the Company by Siebe.

     On April 13, 1998, Siebe informed the Company that it would withdraw its proposal if there were not a final agreement on or before the opening of the U.S. trading markets on April 15, 1998.

     The Merger Agreement and the Stock Option Agreement were executed and delivered in the early morning on April 15, 1998.

     During March and early April 1998, the Company held discussions and exchanged information with two other parties that expressed an interest in a business combination with the Company, and the Company's Board evaluated the proposal with Siebe in light of these potential alternatives.

  Reasons for the Recommendation.

     At a meeting on April 15, 1998, the Board of Directors of the Company unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and unanimously resolved to recommend that stockholders accept the Offer and tender their Shares.

     In arriving at its decision to approve the Transactions and to recommend acceptance of the Offer, the Board of Directors considered, among other things,
(i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) the fact that the $10.00 per Share price represents a premium of approximately 24.1% over the closing sale price of $8.06 per Share as reported on the Nasdaq National Market on April 14, 1998, the last trading day prior to the date the Board of Directors authorized and approved the Transactions; (iii) the Board of Directors' knowledge of the recent operating results of the Company, including the fact that the Company's revenues during the quarter ended March 31, 1998 were significantly lower than expected and that the Company would incur a substantial loss in that quarter; (iv) the Company's expectations regarding fiscal 1998 operating results and the fact that such expectations were significantly lower than previous expectations; (v) the effect that the public announcement of March 31, 1998 quarterly operating results would have on future customer prospects and on the Company's stock price and the likelihood that the Company's near term operating results would further negatively affect such stock price; (vi) the effect that the public announcement of March 31, 1998 quarterly operating results would have on the Company's relationships with its employees, partners and customers; (vii) the likelihood that the proposed Merger would be consummated, based on the experience, reputation and financial condition of Siebe and the conditions to the Offer as set forth in the Merger Agreement; (viii) the uncertainty of whether Siebe's $10.00 offer would be withdrawn after the April 15, 1998 deadline set by Siebe;
(ix) the uncertainty of the timing and economic value of a proposal from any third party and the uncertainty of whether there would be a transaction with any third party that would yield greater value for the Company's stockholders than the Offer and the Merger; (x) the effect that a potential lower stock price following public announcement of March 31, 1998 operating results could have on the price levels that other potential third party acquirors would be willing to pay for the Company; (xi) the advantages in a competitive environment of strategically aligning with a large, well-capitalized company; (xii) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to certain unsolicited offers to acquire the Company; and (xiii) the opinion of DRW dated April 15, 1998, to the effect that as of such date and based upon and subject to the various assumptions and limitations set forth therein, the cash consideration to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such stockholders.

     THE FULL TEXT OF DRW'S FAIRNESS OPINION IS FILED AS EXHIBIT 99.5 TO THIS
SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Transactions, determined that the recent historical results of operations and future prospects of the Company are adequately reflected in the $10 price per Share. In addition, the Board of Directors considered the possibility that, in the event the Offer but not the Merger is consummated, the number of stockholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

     In light of all the factors set forth above, the Board of Directors approved the Transactions. In view of the variety of factors considered in connection with its evaluation of the Transactions, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

     It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company may, under these circumstances, continue to explore other possible methods of maximizing stockholder value.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained DRW to provide financial advisory services in connection with a possible business transaction for the Company. Pursuant to a letter agreement dated April 4, 1998 between the Company and DRW, the Company, as compensation for such services, has agreed to pay DRW, a transaction fee equal to 1.25% of the total consideration paid directly or indirectly to or by the Company to its stockholders in connection with the Offer and the Merger. Additionally, the Company has agreed to pay to DRW a fee in the amount of $250,000 upon the delivery to the Company of the opinion of DRW attached to this
Schedule 14D-9 as Annex B. Such $250,000 fee shall be credited against the transaction fee described above. The

Company has also agreed to reimburse DRW for its reasonable out of pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel, up to a maximum aggregate amount of $50,000. In addition, the Company has agreed to indemnify and hold harmless DRW, its managing directors, employees, agents, affiliates and controlling persons for certain claims, damages and liabilities related to or arising in any manner out of any transaction, proposal or any other matter contemplated by its engagement as financial advisor.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

          1. The Company has granted options to, and sold stock upon exercise of stock options held by employees and consultants under its stock plans.

          2. On March 2, 1998, the Company's Board of Director's authorized an option exchange program pursuant to which employees (excluding executive officers and directors) were offered to exchange outstanding options under the 1996 Stock Plan (the "Old Options") for new options (the "New Options") having an exercise price equal to the closing sale price of the Company's Common Stock as reported on the Nasdaq National Market on March 20, 1998, which was $8.44 per share. The New Options were on the same terms as the Old Options, except for the exercise price, the vesting schedule (which is postponed by six months) and the New Options would not be exercisable until September 22, 1998, except that such options may be exercised in the event of a change of control.

          3. On March 2, 1998 the Company's Board of Directors granted to Robert
     E. Grice, Jr., Executive Vice President, Finance and Chief Financial Officer of the Company, an option to purchase 50,000 shares of the Company's Common Stock at an exercise price of $10.25 per share.

          4. On March 16, 1998 the Company granted to Lawrence Gozzard, Executive Vice President, Research and Development of the Company, an option to purchase 100,000 shares of the Company's Common Stock at an exercise price of $9.31 per share.

          5. Certain of the Company's executive officers participate in the Company's Employee Stock Purchase Plan for U.S. Employees pursuant to which such officers purchase Common Stock of the Company through payroll deductions.

     (b) To the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares (other than Shares, if any held by such person that if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange Act of 1934, as amended) pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
 99.1       Form of Mutual Nondisclosure Agreement between Simulation
            Sciences Inc. and Siebe plc dated April 7, 1998.
 99.2       Press releases issued by the Company and Siebe plc on April
            15, 1998.
 99.3       Letter of Transmittal.*
 99.4       Letter to Stockholders dated April 21, 1998 from Charles R.
            Harris, President and Chief Executive the Company.*
 99.5 (1)   Opinion of Dain Rauscher Wessels, a division of Dain
            Rauscher Incorporated, dated April 15, 1998.*
 99.6       Offer to Purchase dated April 21, 1997.*
 99.7       Agreement and Plan of Merger dated as of April 15, 1998,
            among the Company, Siebe plc, S Acquisition Corp. and S Sub
            Corp.
 99.8       Stock Option Agreement dated as of April 15, 1998 between
            the Company and Siebe plc.
 99.9 (2)   Certificate of Incorporation of the Company, as amended to date.
99.10 (3)   Certificate of Designations of Rights, Preferences and
            Privileges of Series A Participating Preferred Stock.
99.11 (4)   The Bylaws of the Company.
99.12 (5)   Form of Indemnification Agreement.
99.13 (6)   Form of Separation Agreement.
99.14 (7)   1994 Stock Option Plan and related agreements.
99.15 (8)   1996 Stock Plan and related agreements.
99.16 (9)   Employee Stock Purchase Plan for U.S. Employees and related agreements.
99.17 (10)  Employee Stock Purchase Plan for Non-U.S. Employees and
            related agreements.
99.18 (11)  Director Option Plan and related agreements.
99.19 (12)  The Company's Information Statement pursuant to Section
            14(f) of the Exchange Act and Rule 14f-1 thereunder.

---------------
 *  Included in copies mailed to stockholders.

 (1) Attached hereto as Annex B.

 (2) Incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (3) Incorporated by reference to the Company's Registration Statement on Form 8-A filed on August 14, 1997 (File No. 000-21283), as amended by Form 8-A/A filed on April 21, 1998.

 (4) Incorporated by reference to Exhibit 3.4 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (5) Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (6) Incorporated by reference to Exhibit 10.15 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (7) Incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (8) Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 (Registration No. 333-42697), as amended.

 (9) Incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

(10) Incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

(11) Incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

(12) Attached hereto as Annex A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          SIMULATION SCIENCES INC.

                                          By:     /s/ CHARLES R. HARRIS

                                            ------------------------------------
                                                     Charles R. Harris
                                                  Chief Executive Officer

Dated: April 21, 1998

                                                                         ANNEX A

                            SIMULATION SCIENCES INC.
                         601 VALENCIA AVENUE, SUITE 100
                            BREA, CALIFORNIA 92823.

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about April 21, 1998, as a part of Simulation Sciences Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $0.001 per share, of the Company (the "Shares") at the close of business on or about April 16, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by Offeror (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On April 15, 1998, the Company, Siebe plc, a United Kingdom public limited company ("Siebe"), S Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Siebe ("Offeror") and S Sub Corp., a Delaware corporation and wholly owned subsidiary of Offeror ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Siebe will cause the Offeror to commence a tender offer (the "Offer") for all outstanding Shares at a price of $10 per Share to the stockholders of the Company in cash and without interest thereon, and (ii) Merger Sub will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Siebe.

     The Merger Agreement requires the Company to use all reasonable efforts to cause the directors designated by Siebe to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers."

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Offeror commenced the Offer on April 21, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday May 18, 1998, unless the Offer is extended.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of April 15, 1998, there were 14,146,608 Shares outstanding. The Board of Directors currently consists of one class with three members. At each annual meeting of stockholders, all three directors are elected for one-year terms. The officers of the Company serve at the discretion of the Board.

     The Merger Agreement provides that promptly upon the payment by Offeror or any of Siebe's indirect subsidiaries pursuant to the Offer for such number of Shares which represents at least a majority of the outstanding Shares, the Company will increase the size of its Board of Directors to seven members, and Offeror shall be entitled to designate members of the Board of Directors such that Offeror, subject to the provisions of Section 14(f) of the Exchange Act, will have a number of representatives on the Board of Directors, rounded up to the next whole number, equal to the product obtained by multiplying seven by the percentage of Shares beneficially owned by Siebe and any of its subsidiaries. The Company has agreed, upon the request of Offeror, to promptly increase the size of the Board of Directors as permitted in accordance with the Certificate of Incorporation of the Company and/or use its reasonable efforts to secure the resignation of such number of directors as is necessary to enable Offeror's designees to be elected to the Board of Directors and has agreed to use its best efforts to cause Offeror's designees to be so elected. Notwithstanding the foregoing, if Offeror's designees at any time prior to the Effective Time constitute a majority of the Company's Board of Directors of the Company, then the Board of Directors shall have at least two Continuing Directors. The Company has agreed, at the request of Offeror and at its expense, to take all actions necessary to effect the foregoing.

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF PARENT AND OFFEROR

     Siebe has informed the Company that it currently intends to designate a majority of the directors of the Company following the consummation of the Offer from the list of individuals set forth above. It is currently anticipated that Siebe will designate Allen M. Yurko, Dr. George W. Sarney, Roger Mann, Colin P. Bonsey and/or James C. Bays, or such other persons listed above as Siebe shall determine (collectively the "Siebe Designees"). The names and ages of the directors and executive officers of Parent and Offeror, and their present principal occupations, are set forth below. Unless otherwise indicated, each individual is a citizen of the United Kingdom and his business address is Saxon House, 2-4 Victoria Street, Windsor, Berkshire SL4 1EN, United Kingdom.

                                   SIEBE PLC

                                               PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT WITH SIEBE, PLC; MATERIAL POSITIONS
         NAME AND AGE                          HELD DURING THE PAST FIVE YEARS
         ------------                   ----------------------------------------------
Sir Philip Beck (63)(a)........  Chairman since March 1, 1998, and a member of the Board of
                                 Directors for more than the past five years. Formerly
                                 Chairman and Chief Executive Officer of John Mowlern and
                                 Company plc.
Sir Colin Marshall(64)(b)......  Deputy Chairman, and a member of the Board of Directors since January 1, 1998. Chairman of British Airways plc since
                                 1993; Deputy Chairman and Chief Executive Officer prior to
                                 1993. Also Chairman of Inchcape since 1996; Deputy Chairman of British Telecommunications plc since 1995 and Board
                                 Director of the New York Stock Exchange Inc. since 1994.
Allen M. Yurko(46)(c)..........  Member of the Board of Directors, Managing Director and
                                 Chief Executive Officer since January 1, 1994; Managing
                                 Director and Chief Operating Officer from October 1, 1992 to
                                 December 31, 1993.
Dr. George W. Sarney(58)(d)....  Member of the Board of Directors since January 1994;
                                 President and Chief Operating Officer, Siebe Control
                                 Systems, since September 1993; Director, President and Chief
                                 Operating Officer, Siebe Temperature and Appliance Controls
                                 from June to September 1993. Director, Bowthorpe plc, since
                                 1996; Senior Vice President, Energy and Environmental Group,
                                 Raytheon Company, prior to 1993.
Roger Mann(58).................  Member of the Board of Directors and Group Finance Director
                                 for more than the past five years.
Colin P. Bonsey(51)............  Member of the Board of Directors and Director of Planning
                                 for more than the past five years.
James C. Bays(48)(c)...........  Vice President, General Counsel and Chief Legal Officer
                                 since March 1996. Vice President, Law and Assistant General
                                 Counsel, GenCorp Inc., from April 1993 to March 1996.
R.P.A. Coles(55)...............  Director of Legal Affairs and Company Secretary for more than the past five years.
Sir Richard Lloyd,               Member of the Board of Directors for more than the past five
  Bt.(69)(f)...................  years.
Lord Triefgarne PC(57)(g)......  Member of the Board of Directors since 1991. Chairman of the
                                 Engineering Training Authority since 1994; President of the
                                 Mechanical and Metals Trades Confederation since 1990;
                                 former Minister of State.

                                               PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT WITH SIEBE, PLC; MATERIAL POSITIONS
         NAME AND AGE                          HELD DURING THE PAST FIVE YEARS
         ------------                   ----------------------------------------------
Mr. Peter A. M. Curry(67)(h)...  Member of the Board of Directors since June 1996. Executive
                                 Chairman of Unitech plc prior to May 1996.
Mr. Timothy K.                   Member of the Board of Directors since 1995. Director of
  Thornton(63)(i)..............  Kleinwort Benson Securities Limited prior to 1995.
Mr. James Mueller(51)(j).......  Member of the Board of Directors since April 1996; President and Chief Operating Officer of Siebe Temperature and
                                 Appliance Controls since 1993; President of Ranco Inc., an indirect wholly owned subsidiary of Parent, briefly in early
                                 1993.
Allen M. Yurko.................  Chairman and Member of the Board of Directors (see notation above for age and employment history).
Dr. George W. Sarney...........  Member of the Board of Directors and President (see notation above for age and employment history).
James C. Bays..................  Member of the Board of Directors and Vice President (see
                                 notation above for age and employment history).
Thomas G. Foley(56)(k).........  Vice President; Executive Vice President and Chief Financial
                                 Officer, Siebe Control Systems and Executive Vice President
                                 and Chief Financial Officer, The Foxboro Company, since
                                 September 1990.
Gregory M. Miller(49)(l).......  Vice President and Treasurer; Vice President of
                                 International Finance, Parent, since January 1998; Vice
                                 President, Finance and Administration, Siebe Inc. (a holding company for Siebe plc's U.S. investments) since September
                                 1990.
R.P.A. Coles...................  Secretary (See notation above for age and employment history).

---------------
(a) Sir Philip Beck's business address is Pylle Manor, Pylle, Shepton Mallet, Somerset, BA4 6TD, United Kingdom

(b) Sir Colin Marshall's business address is British Airways, Berkeley Square House, Berkeley Square, London, W1X 6BA, United Kingdom.

(c)  Mr. Yurko is a citizen of the United States.

(d) Dr. Sarney is a citizen of the United States and his business address is 33 Commercial Street, Bristol Park, Foxboro, Massachusetts 02035.

(e)  Mr. Bays is a citizen of the United States.

(f) Sir Richard Lloyd's business address is Sundridge Place, Sundridge, Sevenoaks, Kent TN14 6DD, United Kingdom.

(g) Lord Trefgarne's business address is The Old Barn, Kettlewell Close, Horsell Nr. Working, Surrey GU 21 4HZ, United Kingdom.

(h) Mr. Curry's business address is The Old Vicarage, Valley End, Chobham, Surrey, GU24 8TB, United Kingdom.

(i) Mr. Thornton's business address is Juthware Hall, Halstock, Nr. Yeovil, Somerset, BA 229SG, United Kingdom.

(j) Mr. Mueller is a citizen of the United States and his business address is 8161 US Route 42N, Plain City, Ohio 43064.

(k) Mr. Foley is a citizen of the United States and his business address is 33 Commercial Street, Foxboro, Massachusetts 02035.

(l) Mr. Miller is a citizen of the United States and his business address is 33 Commercial Street, Foxboro, Massachusetts 02035.

     None of the Siebe Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best of Siebe's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Siebe that, to the best of Siebe's knowledge, none of the Siebe Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission" or "SEC"),Commission, except as may be disclosed herein or in the Schedule 14D-9.

     Biographical information concerning each of the Company's current directors and executive officers as of December 31, 1997 is as follows:

             NAME               AGE                         POSITION(S)
             ----               ---                         -----------
Charles R. Harris.............  48     President, Chief Executive Officer and Director
Dr. Narendra K. Gupta(1)(2)...  49     Director
Walter G. Kortschak(1)(2).....  38     Director
Katherine Sullivan Abrams.....  58     Executive Vice President, Research and Development
Robert E. Grice, Jr...........  38     Executive Vice President, Finance and Chief Financial
                                       Officer
Daniel T. Nichols.............  49     Executive Vice President, Human Resources and
                                         Administration
Dirk M. Pfeiffer..............  40     Executive Vice President, Sales, Marketing and
                                       Engineering Services

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Charles R. Harris has served as President and Chief Executive Officer and as a director of the Company since July 1995. From September 1994 to June 1995, Mr. Harris was an independent consultant. From April 1993 to August 1994, Mr Harris was employed by Computervision Corp., a computer modeling equipment provider ("Computervision"), as Vice President of the Industry Business Group and a Member of the Management Committee. From 1980 to 1993, Mr. Harris was employed by Hewlett-Packard Company, a computer and instrument manufacturer ("Hewlett-Packard"), as Global Account Manager for General Motors/Electronic Data Systems. Mr. Harris holds a B.A. degree and an M.S. degree from Emory University in Georgia.

     Dr. Narendra K. Gupta has been a director of the Company since March 1994. Dr. Gupta co-founded Integrated Systems, Inc., a real-time software company, in April 1980 and currently serves as its Chairman of the Board. Dr. Gupta is also a director of Digital Link Corp., a data communications equipment manufacturer. Dr. Gupta holds an M.S. degree from California Institute of Technology and a Ph.D. from Stanford University.

     Walter G. Kortschak has been a director of the Company since December 1993. Since August 1991, he has been a general partner of Summit Partners L.P. where he has been employed since June 1989. Summit Partners L.P. and its affiliates manage a number of venture capital funds, including Summit Ventures III, L.P. and Summit Investors II, L.P., which were principal stockholders of the Company from 1993 to 1997. He is also a director of Diamond Multimedia Systems, Inc., HMT Technology Corporation and SteriGenics International, Inc. and serves as a director of several privately-held companies. Mr. Kortschak received a B.S. degree from Oregon State University, an M.S. degree from California Institute of Technology and an M.B.A. degree from University of California, Los Angeles.

     Katherine Sullivan Abrams has served as Executive Vice President, Research and Development of the Company since July 1997, Vice President, Research and Development of the Company from November 1995 to July 1997, and a consultant to the Company from August 1995 to November 1995. From 1984 to February 1995, Ms. Abrams held senior management positions with Computervision's Software Development business unit, most recently as Director of Corporate Strategic Account Management. Previously she had ten years of field and product development experience with IBM. Ms. Abrams holds a B.S. degree from Cornell University.

     Robert E. Grice, Jr. has served as Executive Vice President, Finance and Chief Financial Officer of the Company since October 1997. Prior to joining the Company, Mr. Grice was employed as Vice President, Finance and Chief Financial Officer of Smith Micro Software, Inc., a software company, from March 1996 to October 1997. From July 1993 to August 1994, Mr. Grice was employed as Chief Financial Officer of Newport Solutions, Inc., a privately owned networking company, until its acquisition by Cisco Systems, Inc., after which Mr. Grice served as Director of Finance at Cisco Systems, Inc. from August 1994 to March 1996. Mr. Grice is a certified public accountant and holds a B.S. degree from California Polytechnic University.

     Daniel T. Nichols has served as Executive Vice President, Human Resources and Administration of the Company since July 1997 and Vice President, Human Resources and Administration of the Company from February 1996 to July 1997. From February 1995 to February 1996, Mr. Nichols was employed by Aspen Technology, Inc., a process simulation software company, as Director of Human Resources. From April 1990 to December 1994, Mr. Nichols was employed at Computervision, most recently as Director of Technical and Professional Support. Mr. Nichols holds a B.S. degree from University of Massachusetts.

     Dirk M. Pfeiffer has served as Executive Vice President, Sales, Marketing and Engineering Services of the Company since July 1997 and Vice President, Sales, Marketing and Engineering Services of the Company from September 1995 to July 1997. From January 1993 to June 1995, Mr. Pfeiffer was employed by SAP AG, an enterprise software company, as Director of Sales and Marketing for the oil and gas industry. From September 1987 to December 1992, Mr. Pfeiffer was employed by Hewlett-Packard as the European Account Manager for General Motors/Electronic Data Systems. Mr. Pfeiffer holds an M.B.A. degree from the University of Cologne in Germany.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of the Company held a total of eleven meetings during fiscal 1997, of which none were by unanimous written consent. No director attended fewer than 75% of the meetings of the Board of Directors and committees thereof, if any, upon which such director served. The Board of Directors has a Compensation Committee and an Audit Committee. The Board of Directors has no nominating committee or any committee performing such functions.

     The Compensation Committee, which consisted of directors Dr. Narendra K. Gupta and Walter G. Kortschak at the end of fiscal 1997, met two times during the fiscal year. This Committee is responsible for determining salaries, incentives and other forms of compensation for directors and officers of the Company and administers various incentive compensation and benefit plans.

     The Audit Committee, which consisted of directors Dr. Narendra K. Gupta and Walter G. Kortschak, met three times during fiscal 1997. This Committee is responsible for overseeing actions taken by the Company's independent auditors and reviews the Company's internal financial controls.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1997, the Compensation Committee consisted of Dr. Narendra K. Gupta and Walter G. Kortschak. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for directors and officers of the Company. Mr. Harris, President and Chief Executive Officer of the Company, is not a member of the Compensation Committee and cannot vote on matters decided by the Committee. He does participate in all discussions and decisions regarding salaries and incentive compensation for all employees of and consultants to the Company, except that Mr. Harris is excluded from discussions and decisions regarding his own salary and incentive compensation.

     No interlocking relationship exists between any member of the Company's board of directors or the Compensation Committee and any member of the board of directors or compensation committee of any company, nor has any such interlocking relationship existed in the past. Mr. Kortschak, a director of the Company, is an employee and general partner of Summit Partners L.P. which, together with its affiliates, manage a number of venture capital funds, including Summit Ventures III, L.P. and Summit Investors II, L.P. See "Executive Compensation and Other
Matters -- Certain Transactions" for a discussion of transactions between the Company and Summit Ventures III, L.P. and Summit Investors II, L.P.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by the Company's Chief Executive Officer and the Company's four other executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the years ended December 31, 1995, 1996 and 1997:

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                                                                COMPENSATION
                             ANNUAL COMPENSATION                                ------------
-----------------------------------------------------------------------------    SECURITIES
                                                                OTHER ANNUAL     UNDERLYING     ALL OTHER
                                                                COMPENSATION      OPTIONAL     COMPENSATION
  NAME AND PRINCIPAL POSITION    YEAR   SALARY($)     BONUS        ($)(1)         SAR'S(#)        ($)(2)
  ---------------------------    ----   ---------    --------   -------------   ------------   ------------
Charles R. Harris..............  1997   $ 200,000    $105,000   $          --      75,000         $9,247
  President and                  1996     193,749     100,000        79,684(4)     91,666          8,092
  Chief Executive Officer        1995      86,413(3)   37,500       148,670(4)    250,000          4,583
Dirk M. Pfeiffer...............  1997     150,000      78,750              --      35,000          9,097
  Executive Vice President,      1996     150,000      75,000       214,714(4)     25,000          7,321
  Sales, Marketing and           1995      43,750(3)   37,500              --     125,000             --
  Engineering Services
Katherine Sullivan Abrams......  1997     150,000      47,250              --      40,000          6,666
  Executive Vice President,      1996     135,693      45,000              --      46,666          3,449
  Research and Development       1995      18,667(3)    8,800        22,500(5)     20,000             --
Daniel T. Nichols..............  1997     150,000      47,250        43,846(4)     25,000          6,822
  Executive Vice President,      1996     127,307(3)   45,000        54,186(4)     66,666          7,315
  Human Resources and
  Administration
L. Ronald Trepp................  1997     129,907(6)       --              --          --          4,833
  Vice President, Finance and    1996      86,665(3)   12,000              --      66,666          2,766
  Chief Financial Officer

---------------
(1) In accordance with the SEC rule, other annual compensation in the form of perquisites and other personal benefits has been omitted in those cases where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.

(2) Represents premiums paid by the Company on a life insurance policy and a health insurance policy for the benefit of the Named Executive Officer.

(3) Amounts based on annual salary of $175,000 for Charles R. Harris from July 1, 1995 through December 31, 1995, $150,000 for Dirk M. Pfeiffer from September 15, 1995 through December 31, 1995, $110,000 for Katherine Sullivan Abrams from November 1, 1995 through December 31, 1995, $150,000 for Daniel T. Nichols from February 26, 1996 through December 31, 1996, and $160,000 for L. Ronald Trepp from June 18, 1996 through December 31, 1996.

(4) Represents amounts paid in connection with the reimbursement by the Company of certain relocation expenses.

(5) Represents compensation for services rendered as a consultant to the Company.

(6) Amounts based on an annual salary of $160,000 from January 1, 1997 through September 30, 1997, the date L. Ronald Trepp resigned from the Company. Such amount includes $9,907 paid for vacation earned but not taken.

OPTION GRANTS DURING FISCAL 1997

     The following table provides information with respect to stock option grants in fiscal 1997 to the Named Executive Officers.

                          OPTION GRANTS IN FISCAL 1997

                                                 INDIVIDUAL GRANTS
                               ------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                NUMBER OF       PERCENT OF                                ASSUMED ANNUAL RATES OF
                                SECURITIES    TOTAL OPTIONS                               STOCK APPRECIATION FOR
                                UNDERLYING      GRANTED TO     EXERCISE                       OPTION TERM(2)
                                 OPTIONS       EMPLOYEES IN      PRICE     EXPIRATION   ---------------------------
            NAME                GRANTED(#)    FISCAL YEAR(1)   ($/SHARE)      DATE          5%             10%
            ----               ------------   --------------   ---------   ----------   -----------   -------------
Charles R. Harris............     75,000          6.42%         $12.75      7/22/07      $601,380      $1,524,016
Dirk M. Pfeiffer.............     35,000           3.00          12.75      7/22/07       280,644         711,208
Katherine Sullivan Abrams....     40,000           3.42          12.75      7/22/07       320,736         812,809
Daniel T. Nichols............     25,000           2.14          12.75      7/22/07       200,460         508,005
L. Ronald Trepp(3)...........         --             --             --           --            --              --

---------------
(1) Based on options to purchase 1,168,392 shares of Common Stock granted during fiscal 1997.

(2) Potential realizable value is based on the assumption that the price of the Common Stock appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the 10-year option term. The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by SEC rules and do not represent the Company's estimate or projection of future Common Stock prices.

(3) Mr. Trepp resigned from the Company in September 1997.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth information with respect to the number of options and the aggregate value of in-the-money options held by each Named Executive Officer at December 31, 1997.

AGGREGATED OPTION EXERCISES IN FISCAL 1997 AND FISCAL 1997 OPTION VALUES

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                              SHARES                    OPTIONS AT FISCAL YEAR END     IN-THE-MONEY OPTIONS($)(1)
                            ACQUIRED ON      VALUE      ---------------------------   ----------------------------
           NAME             EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
           ----             -----------   -----------   -----------   -------------   -----------    -------------
Charles R. Harris.........    75,000        902,250       43,333         298,333       $511,080       $2,954,580
Dirk M. Pfeiffer..........    35,000        487,800       20,000         130,000        248,450        1,307,500
Katherine Sullivan            17,333        153,891           --          89,333             --          666,970
  Abrams..................
Daniel T. Nichols.........     8,000         62,100        5,333          78,333         51,730          598,580
L. Ronald Trepp(2)........    26,666        283,549           --              --             --               --

---------------
(1) Calculated by determining the difference between the fair market value of the securities on December 31, 1997 of $16.00 (as reported on the Nasdaq National Market), less the exercise price of the option.

(2) Mr. Trepp resigned from the Company in September 1997.

SEPARATION AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has entered into separation agreements (the "Separation Agreements") with certain of its executive officers, including its Chief Executive Officer. Each Separation Agreement provides for a two-year term of employment, subject to early termination as provided therein, a base salary, bonus, inclusion in the Company's benefit plans and reimbursement for out-of-pocket expenses reasonably incurred. The Separation Agreements further provide that if, prior to a Change in Control (as defined) the executive resigns from his employment for Good Reason (as defined), or following a Change of Control, the executive is terminated without Cause (as defined) or resigns for Good Reason, the Company will (i) pay the executive severance payments of one month's salary for a period of six months, subject to one-month extensions for up to six months if the executive has not obtained subsequent employment, (ii) cause the accelerated vesting of all options exercisable within one year from the date of the resignation, (iii) continue to effect the executive's benefits through the Severance Period, including any extensions thereof, and (iv) pay outplacement fees of up to $10,000 for the purpose of assisting the executive in securing re-employment. If following a Change of Control, the executive is terminated without Cause or resigns for Good Reason, the Company is obligated to cause the accelerated vesting of all restricted stock, stock options and other equity-based compensation, held on the date of termination, so that they become 100% vested. If the executive resigns without Good Reason or is terminated by the Company for Cause (as defined therein), the executive is entitled only to payment of all amounts earned or owed to the executive and the vesting of equity compensation through the date of such resignation. In connection with the Offer, effective April 15, 1998, the Company's Board authorized an amendment to the separation agreements (i) to extend the terms of the agreement for one year, (ii) to provide (effective upon the purchase of Shares pursuant to the Offer) for a six-month employment period during which the agreements will not be terminable by the Company except for cause, and (iii) to provide that, at the end of such six-month period, each such agreement may be terminated by the employee in his or her sole discretion and such employee shall be entitled to severance payments under the agreement. Generally, such severance payments are equal to six months salary. However, if the employee has not found new employment at the end of six months, the employee may continue to receive his or her salary for additional one month periods, not to exceed an additional six months, until the employee has found new employment. Such obligation to pay severance will terminate immediately if the officer accepts employment, directly or indirectly, with a competitor of Foxboro or the Company's business.

STOCK PLANS

     1994 Stock Option Plan. The Company's executive officers and directors were eligible to receive, and did receive, stock option grants under the Company's 1994 Stock Option Plan (the "1994 Plan") prior to the Company's initial public offering in October 1996. The 1994 Plan was approved by the Board of Directors in March 1994 and by the stockholders in May 1994. A total of 1,666,667 shares of Common Stock were reserved for issuance pursuant to the 1994 Plan. Unless terminated sooner, the 1994 Plan will terminate automatically in March 2004. The 1994 Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"). The Committee has the power to determine the terms of the options granted, including exercise price, the number of shares subject to each option and the exercisability thereof, and the form of consideration payable upon exercise. In addition, the Board has the authority to amend, suspend or terminate the 1994 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1994 Plan. Options granted under the 1994 Plan must be exercised within thirty days of the end of optionee's status as an employee or consultant of the Company, within six months of such optionee's termination by death or disability and within ninety days of such optionee's termination by retirement. In no event may an option granted under the 1994 Plan be exercised later than the expiration of the option's ten-year term. The exercise price of options granted under the 1994 Plan is determined by the Committee, but may not be less than 85% of the fair market value of the common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any option granted must equal at least 110% of the fair market value on the date of grant. The term of options granted under the 1994 Plan may not exceed ten years. The 1994 Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each optionee shall have the right to exercise his or her option to the extent that it has vested as of the date of such transaction. In addition, if the successor corporation does not assume or substitute for the options granted under the 1994 Plan, each optionee shall have the right to exercise prior to such transaction 50% of the unvested portion of his or her option. In connection with the Merger Agreement, the 1994 Plan was amended, contingent upon the purchase of the Shares pursuant to the Offer, to provide that all outstanding options under the 1994 Plan will accelerate and become exercisable following the purchase of the Shares pursuant to the Offer.

     1996 Stock Plan. The Company's executive officers and directors are eligible to receive stock option grants under the Company's 1996 Stock Plan (the "1996 Plan"), which provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights ("SPRs"). The 1996 Plan was approved by the Board of Directors in May 1996 and by the stockholders in October 1996. The 1996 Plan was subsequently amended by the Board in October 1997. Unless terminated sooner, the 1996 Plan will terminate automatically in May 2006. A total of 2,000,000 shares of Common Stock are currently reserved for issuance pursuant to the 1996 Plan.

     The 1996 Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Committee has the power to determine the terms of the options or SPRs granted, including the exercise price, the number of shares subject to each optionor SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the 1996 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1996 Plan. Options and SPRs granted under the 1996 Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1996 Plan must generally be exercised within three months of the end of optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten-year term. In the case of SPRs, unless the Committee determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Committee. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1996 Plan is determined by the Committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1996 Plan may not exceed ten years. The 1996 Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted for as described in the preceding sentence, the Committee shall provide for the Optionee to have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the plan administrator makes an option or SPR exercisable in full in the event of a merger or sale of assets, the plan administrator shall notify the optionee that the option or SPR shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the option or SPR will terminate upon expiration of such period. In connection with the Merger Agreement, the 1996 Plan was amended, contingent upon the purchase of the Shares pursuant to the Offer, to provide that all outstanding options under the 1996 Plan will accelerate and become exercisable immediately following the purchase of the Shares pursuant to the Offer.

     1996 Employee Stock Purchase Plan. The Company has adopted employee stock purchase plans for U.S. and non-U.S. employees, including the Company's executive officers. Each plan provides for the grant of 200,000 shares of Common Stock, less the number of shares granted under the other plan, so that the total number of shares of Common Stock subject to both plans is 200,000 shares. The Company's 1996 Employee Stock Purchase Plan for U.S. Employees (the "U.S. Purchase Plan") was adopted by the Board of Directors in May 1996 and approved by the Stockholders in October 1996. The Company's 1996 Employee Stock Purchase Plan for Non-U.S. Employees (the "Foreign Purchase Plan") was adopted by the Board of Directors in May 1996. Stockholder approval for the Foreign Purchase Plan is not required.

     The U.S. Purchase Plan, which is intended to qualify under Section 423 of the Code, has two six-month offering periods each year beginning on the first trading day on or after January 1 and July 1, respectively, except for the first such offering period which commences on the first trading day on or after the effective date of this Offering and ends on the last trading day on or before June 30, 1997. The U.S. Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. The U.S. Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 10% of an employee's compensation (including commissions and overtime, but excluding other bonuses and incentive compensation), up to a maximum of $25,000 for all offering periods ending within the same calendar year. The price of stock purchased under the U.S. Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning or at the end of each offering period. Employees may end their participation at any time during an offering period, and they will be repaid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

     Rights granted under the U.S. Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the U.S. Purchase Plan. The U.S. Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, the Board of Directors shall shorten the offering period then in progress (so that employees' rights to purchase stock under the Plan are exercised prior to the merger or sale of assets). The U.S. Purchase Plan will terminate in May 2006. The Board of Directors has the authority to amend or terminate the U.S. Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the U.S. Purchase Plan. The Foreign Purchase Plan is not intended to qualify under Section 423 of the Code but contains terms substantially similar to those of the U.S. Purchase Plan. In connection with the Merger Agreement, the Company agreed to set a new "Exercise Date" under its Employee Stock Purchase Plans so that (a) any Shares to be purchased under the Employee Stock Purchase Plans will be purchased on an "Exercise Date" that is a date no later than the last trading day immediately prior to the consummation of the Offer, and (b) immediately following such purchase, each of the Employee Stock Purchase Plans will terminate.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's charter limits the monetary liability of its directors to the Company or its stockholders for breach of such director's fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL") or, if the DGCL is not applicable, to the fullest extent permissible under applicable law. However, the Company's charter does not limit directors' monetary liability under the federal securities laws. The DGCL does not permit such a limitation on the personal liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. Under the Company's bylaws, each person who was or is a party or is threatened to be made a party to, or is involved in, any proceeding by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by the DGCL against all costs, charges, expenses, liabilities and losses (including attorneys' fees) reasonably incurred or suffered by such person in connection with such proceeding. Such right to indemnification includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. The Board of Directors has discretion to provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers. The foregoing right to indemnification and advancement of expenses under the Company's bylaws is not exclusive of any other right which any person may have or acquire under the Company's charter, any statute, agreement or otherwise. In addition, the Company's charter authorizes the Company by bylaw, agreement or otherwise to indemnify directors, officers, employees and agents in excess of the indemnification permitted by applicable law.

     In addition, the Company has entered into indemnification agreements with each of its directors and executive officers and has obtained a directors' and officers' liability insurance policy that insures such persons against the cost of defense, settlement or payment of judgments under certain circumstances. As of the date of this Proxy Statement, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

DIRECTOR COMPENSATION

     Other than Dr. Gupta, members of the Company's Board of Directors do not receive compensation for their service as directors. Dr. Gupta receives $500 for each Board or committee meeting he attends. In addition, Dr. Gupta is reimbursed for his out-of-pocket expenses incurred in attending Board and committee meetings. Directors have in the past been granted stock options under the Company's 1994 Stock Option Plan.

     In addition, non-employee directors are entitled to participate in the 1996 Director Option Plan (the "Director Plan"). The Director Plan provides for the automatic grant of an option for 20,000 shares of Common Stock (the "First Option") to each non-employee director on the earlier of: (i) the effective date of the Director Plan, or (ii) the date on which the person first becomes a non-employee director, unless immediately prior to becoming a non-employee director, such person was a director of the Company. After the First Option is granted to the non-employee director, he or she shall automatically be granted an option to purchase 5,000 shares (a "Subsequent Option") each year on the date of the annual stockholders' meeting of the Company at which such non-employee director is re-elected as a director, if on such date he or she shall have served on the Board for at least six months. Each first Option and each Subsequent Option shall have a term of 10 years and the shares subject to the option shall vest and become exercisable at a rate of 25% on the first anniversary date of grant and at a rate of 1/48th of the shares per month thereafter. The exercise prices of the First Option and each Subsequent Option shall be 100% of the fair market value per share of the Common Stock, generally determined with reference to the closing price of the Common Stock as reported on the Nasdaq National Market on the date of grant. In connection with the Merger Agreement, the Director Plan was amended, contingent upon the purchase of the Shares pursuant to the Offer, to provide that all outstanding options under the Director Plan will accelerate and become exercisable immediately following the purchase of the Shares pursuant to the Offer.

CERTAIN TRANSACTIONS

     In September 1992, the Company entered into a lease agreement with respect to its Brea, CA headquarters with Brea Partners, a limited partnership in which the Company has a 10% limited partnership interest and BVW Investments has a 34.6% limited partnership interest. BVW Investments is a general partnership among the Company's founders, N. Fred Brannock, Vincent S. Verneuil, Jr. and Dr. Yui L. Wang. Mr. Brannock and Dr. Wang are former directors of the Company. The Company believes that the lease agreement is on terms no less favorable to the Company than could be obtained from an independent third party. In October 1997, Brea Partners sold the Brea, CA building to a third party.

     In February 1997, Summit Ventures III, L.P. and Summit Investors II, L.P. (the "Summit Entities") exercised warrants for the purchase of an aggregate of 350,879 shares of the Company's Common Stock pursuant to a net exercise provision contained in such warrant agreements, as amended. Mr. Kortschak, a director of the Company, is an employee and general partner of Summit Partners L.P. which, together with its affiliates, manage a number of venture capital funds, including the Summit Entities. Upon the net exercise of such warrants, the Company issued an aggregate of 284,434 shares of Common Stock to the Summit Entities.

     The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Company as of the Record Date as to (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and each nominee for director of the Company, (iii) each of the executive officers named in the Summary Compensation Table in "Executive Compensation and Other Matters" below and (iv) all directors and executive officers as a group. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Simulation Sciences Inc., 601 Valencia Ave., Suite 100, Brea, CA 92823.

                                                                    SHARES OF
                                                                   COMMON STOCK
                                                              BENEFICIALLY OWNED(1)
                                                              ----------------------
                                                                          PERCENTAGE
     5% STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS         NUMBER     OWNERSHIP
     -------------------------------------------------        ---------   ----------
Putnam Investments, Inc.(2)
  One Post Office Square
  Boston, MA 02109..........................................  1,714,467      12.1%
Massachusetts Financial Services Co.(3)
  500 Boylston Street, 15th Floor
  Boston, MA 02116..........................................  1,677,900      11.9%
INVESCO PLC(4)
  1315 Peachtree Street NE
  Atlanta, GA 30309.........................................    946,620       6.7%
George D. Bjurman & Associates
  10100 Santa Monica Boulevard, Suite 1200
  Los Angeles, CA 90067.....................................    725,990       5.1%
401(k) Plan(5)..............................................    994,013       7.0%
Charles R. Harris(6)........................................     62,537          *
Dirk M. Pfeiffer(7).........................................     25,000          *
Katherine Sullivan Abrams(8)................................      9,333          *
Daniel T. Nichols(9)........................................     20,096          *
Dr. Narendra K. Gupta(10)...................................     28,885          *
Walter G. Kortschak(11).....................................     12,101          *
All Directors & Executive Officers as a group (7
  persons)(12)..............................................    157,952       1.1%

---------------
  *  Less than one percent of the outstanding Common Stock.

 (1) Applicable percentage of ownership is based on 14,143,609 shares of the Company's Common Stock outstanding as of the Record Date, together with any applicable stock options held by such stockholder. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting and dispositive power with respect to shares. Shares of Common Stock subject to options exercisable within 60 days of the Record Date are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage for any other person. Unless otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

 (2) Certain entities affiliated with Putnam Investments, Inc. ("Putnam") claim beneficial ownership of an aggregate of 1,714,467 shares. Putnam claims (i) shared voting power with respect to 277,800 of the 1,714,467 shares, (ii) shared dispositive power with respect to the 1,714,467 shares and (iii) no sole voting or dispositive power with respect to the 1,714,467 shares. Information provided herein is based upon certain information contained in a Schedule 13G filed by Putnam and certain affiliated entities with the SEC in March 1998.

 (3) Massachusetts Financial Services Co. ("MFS") claims (i) sole voting power as to 1,633,000 of the 1,677,900 shares, (ii) sole dispositive power as to the 1,677,900 shares and (iii) no shared voting or dispositive power with respect to the 1,677,900 shares. Information provided herein is based upon certain information contained in a Schedule 13G filed by MFS with the Commission in March 1998.

 (4) Certain entities affiliated with INVESCO PLC (collectively the "INVESCO Entities") claim beneficial ownership of an aggregate of 946,620 shares. The INVESCO Entities claim (i) shared voting and dispositive power with respect to the 946,620 shares and (ii) no sole voting or dispositive power with respect to such shares. Information provided herein is based upon certain information contained in a Schedule 13G filed by INVESCO PLC and the INVESCO Entities with the SEC in February 1998.

 (5) Represents shares of Common Stock held of record by the Company's 401(k) Plan which are beneficially owned by employees and former employees of the Company.

 (6) Includes 61,666 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of the Record Date.

 (7) Represents 25,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of the Record Date.

 (8) Represents 9,333 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of the Record Date.

 (9) Includes 18,666 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of the Record Date.

(10) Includes 28,541 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of the Record Date.

(11) Represents 12,101 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of the Record Date.

(12) Includes 155,307 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of the Record Date. See footnotes 6 through 11.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5 with the Commission and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely in its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that, during fiscal 1997, all filing requirements applicable to its executive officers and directors were complied with.

                                                                         ANNEX B

April 15, 1998

CONFIDENTIAL

The Board of Directors
Simulation Sciences Inc.
601 Valencia Avenue, Suite 100
Brea, CA 92823

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Simulation Sciences Inc., a Delaware corporation (the "Company"), of the cash consideration to be received by the stockholders pursuant to the terms of the proposed Agreement and Plan of Merger (the "Agreement") dated as of April 15, 1997 by and among Siebe plc, a United Kingdom public limited company (the "Parent"), S Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (the "Purchaser"), S Sub Corp., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (the "Merger Sub"), and the Company.

     We understand that the terms of the Agreement provide, among other things, that (i) the Purchaser shall, not later than one business day after execution of the Agreement, publicly announce the transactions contemplated hereby, and not later than five business days after execution of the Agreement, commence an offer (the "Offer") to purchase all shares of common stock at a price of $10.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and (ii) the Merger Sub will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide all remaining holders of shares of Common Stock (other than the Company, Parent, the Purchaser, the Merger Sub or their respective subsidiaries, and the holders who have perfected their appraisal rights, if any, under Delaware law) with $10.00 per share in cash. The Offer and the Merger constitute the "Proposed Transaction."

     Dain Rauscher Wessels, a Division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the proposed transaction, and will receive a fee for our services, including the rendering of this opinion. In the past, we have provided investment banking and other financial advisory services to the Company and have received fees for rendering those services. In the ordinary course of business, Dain Rauscher Wessels acts as a market maker and broker in the publicly traded securities of the Company and receives customary compensation in connection therewith, and also provides research coverage for the Company. In addition, Dain Rauscher Wessels actively trades in the publicly traded securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement and the related Stock Option Agreement; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and Parent and certain other relevant historical and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) reviewed and analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (iv) reviewed and analyzed certain financial projections concerning the Company prepared by the management of the Company; (v) conducted discussions with members of the senior management of the Company with respect to the business and prospects of the Company relative to published industry analyst estimates; (vi) reviewed the reported prices and trading activity for the Company's

Common Stock; (vii) compared the financial performance of the Company and the prices of the Company's Common Stock with that of certain other comparable publicly-traded companies and their securities; and (viii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

     With respect to the Company's financial forecasts, we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In addition, in the course of our discussions with the Company management, we reviewed the most recently published analyst earnings estimates for the Company with respect to the first quarter and entire year of fiscal 1998, and discussed the significant difference between the expected earnings and the actual performance of the Company. In addition, we reviewed publicly available information regarding the size and forecasted growth rates for the markets served by the Company's products, and discussed with Company management various trends affecting or expected to affect the Company's future operating results and financial condition.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company and the Parent (including, without limitation, the financial statements and related notes thereto of the Company), and have not independently verified such information. We have not performed an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Parent and we have not been furnished with any such valuations or appraisals.

     It is understood that this letter is for the information of the Board of Directors of the Company, and this letter shall not be published or otherwise used and no public references to Dain Rauscher Wessels shall be made without our prior written consent, which consent shall not be unreasonably withheld; provided, however, that this letter may be included in its entirety in the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Further, our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstance or event of any kind or nature which may exist or occur after such date.

     Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the cash consideration to be received by the holders of the Company's Common in the Proposed Transaction is fair, from a financial point of view, to the holders of the Company's Common Stock.

Very truly yours,

Dain Rauscher Wessels
A Division of Dain Rauscher Incorporated

By: /s/ JOHN M. BREW
    --------------------------------------------------------
    John M. Brew
    Managing Director

                                 EXHIBIT INDEX

EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
 99.1       Form of Mutual Nondisclosure Agreement between Simulation
            Sciences Inc. and Siebe plc dated April 7, 1998.
 99.2       Press releases issued by the Company and Siebe plc on April
            15, 1998.
 99.3       Letter of Transmittal.*
 99.4       Letter to Stockholders dated April 21, 1998 from Charles R.
            Harris, President and Chief Executive the Company.*
 99.5 (1)   Opinion of Dain Rauscher Wessels, a division of Dain
            Rauscher Incorporated, dated April 15, 1998.*
 99.6       Offer to Purchase dated April 21, 1997.*
 99.7       Agreement and Plan of Merger dated as of April 15, 1998,
            among the Company, Siebe plc, S Acquisition Corp. and S Sub
            Corp.
 99.8       Stock Option Agreement dated as of April 15, 1998 between
            the Company and Siebe plc.
 99.9 (2)   Certificate of Incorporation of the Company, as amended to date.
99.10 (3)   Certificate of Designations of Rights, Preferences and
            Privileges of Series A Participating Preferred Stock.
99.11 (4)   The Bylaws of the Company.
99.12 (5)   Form of Indemnification Agreement.
99.13 (6)   Form of Separation Agreement.
99.14 (7)   1994 Stock Option Plan and related agreements.
99.15 (8)   1996 Stock Plan and related agreements.
99.16 (9)   Employee Stock Purchase Plan for U.S. Employees and related agreements.
99.17 (10)  Employee Stock Purchase Plan for Non-U.S. Employees and
            related agreements.
99.18 (11)  Director Option Plan and related agreements.
99.19 (12)  The Company's Information Statement pursuant to Section
            14(f) of the Exchange Act and Rule 14f-1 thereunder.

---------------
 *  Included in copies mailed to stockholders.

 (1) Attached hereto as Annex B.

 (2) Incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (3) Incorporated by reference to the Company's Registration Statement on Form 8-A filed on August 14, 1997 (File No. 000-21283), as amended by Form 8-A/A filed on April 21, 1998.

 (4) Incorporated by reference to Exhibit 3.4 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (5) Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (6) Incorporated by reference to Exhibit 10.15 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (7) Incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

 (8) Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 (Registration No. 333-42697), as amended.

 (9) Incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

(10) Incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended.

(11) Incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1 (Registration No. 333-11017), as amended

(12) Attached hereto as Annex A.